Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco” or “Company”) announces to stockholders and to the market in general that the Board of Directors at meeting held today, registered a proposal for resolution at the Extraordinary General Meeting to be held on April 23, 2014 at 3:15 p.m. (“Meeting”), the highlights of the proposal being:

1.         Proposal for an increase in subscribed and paid in capital stock in the amount of R$ 15,000,000,000.00 (fifteen billion reais), the said capital stock increasing from R$ 60,000,000,000.00 (sixty billion reais) to R$ 75,000,000,000.00 (seventy-five billion reais), through the capitalization of values posted to the Revenue Reserves – Company’s Statutory Reserve;

1.1.         Bonus in Shares of 10% (ten percent): the capital increase will be effected with the issue of 502,802,971 (five  hundred and two million, eight hundred and two thousand, nine hundred and seventy-one) new book entry shares, without par value, being 251,821,504 (two hundred and fifty-one million, eight hundred and twenty-one thousand, five hundred and four) common and 250,981,467 (two hundred and fifty million, nine hundred and eighty-one thousand, four hundred and sixty-seven) preferred shares, which shall be granted to the holders of shares as a bonus in the proportion of 1 (one) new share of the same type for each batch of 10 (ten) shares held, the shares held as treasury stock also enjoying the bonus rights;

1.2.         Purpose: to increase the liquidity of the shares as a result of the adjusted value of their market quotation, given that trading at a more accessible level together with a larger number of shares in the market, potentially, creates more transactions and a higher financial volume, thus creating stockholder value. The new shares to be issued will be distributed free of charge and will benefit stockholders proportionally to their shareholding stake held prior to the bonus;

1.3.         Baseline date: since in addition to the approval of the stockholders at the Extraordinary General Meeting, the aforementioned decisions are contingent for their validation on the approval of the Central Bank of Brazil, the baseline ex-bonus rights date shall be announced by the Company to the market once the said authorization is received. Consequently, until the date is announced in due course, the Company’s shares shall continue to be traded with bonus rights and only after this date, traded ex-bonus rights;

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1.4.         Trading: Once this proposal is approved, the shares will continue to be traded with bonus rights until the baseline date described in sub-item 1.3 above, the  new shares being released for trading after the approval of the respective process by the Central Bank of Brazil and the inclusion in the stockholders’ positions, the latter being subject to an announcement to the market;

1.5.         Bonus Share Rights: the new shares shall be entitled in full to dividend payouts that may be declared following the date of inclusion of these shares in the stockholders’ position;

1.6.         Dividends: the monthly dividends shall be maintained at R$ 0.015 per share, such that the total amounts paid monthly by the Company to stockholders shall be increased by 10% (ten percent), following inclusion of the bonus shares in the shareholding position. The minimum annual dividend guaranteed for preferred shares shall be maintained at R$0.022 per share;

1.7.         Share Fractions: the bonus shall always be effected in whole numbers; fractional amounts of shares shall be sold on the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange and the net resulting value will be released to stockholders on the baseline date on which they were registered as owners of the share. The Company will notify greater details on the said procedures in due course;

1.8. Cost of Bonus Shares: the cost attributed to the bonus shares is R$ 29.832759281767 per share for the purposes of the provision in Paragraph 1, Article 47 of Brazilian Internal Revenue Service Normative Instruction 1.022 of April 5, 2010;

1.9.         International Market: simultaneously to the operation in the Brazilian market and in the same proportion, the securities traded in the United States market (ADR – American Depositary Receipt) and the Argentine market (CEDEAR – Argentine Depositary Certificate) shall also receive a 10% (ten percent) bonus, investors to receive 1 (one) new ADR/CEDEAR for each batch of 10 (ten) ADRs/CEDEARs of which they were holders on the baseline date; thus the ADRs/CEDEARs will continue to be traded in the proportion  of 1 (one) preferred share of the Company to 1 (one) ADR/CEDEAR;

2.           Proposal for the increase in authorized capital limit in the same proportion as the share bonus proposed herein such that the Company be authorized to increase the capital stock upon the decision of the Board of Directors, irrespective of statutory amendment up to the limit of 7,260,000,000 (seven billion, two hundred and sixty million) shares, being 3,630,000,000 (three billion, six hundred and thirty million) common shares and 3,630,000,000 (three billion, six hundred and thirty million) preferred shares. Currently, the Company is authorized to increase the capital stock upon the decision of the Board of Directors, irrespective of statutory amendment, up to the limit of 6,600,000,000 (six billion, six hundred million) shares, being 3,300,000,000 (three billion, three hundred million) common  shares and 3,300,000,000 (three billion, three hundred million) preferred shares.

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Eventual clarifications that may be necessary can be obtained from the Company’s investor relations website (relacoes.investidores@itau-unibanco.com.br) as well as the websites of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br). Stockholders may also request a copy of the said documentation by e-mail to relacoes.investidores@itau-unibanco.com.br.

São Paulo (SP), March 20, 2014.

ALFREDO EGYDIO SETUBAL
Investor Relations Director